

December 5, 2016

Peter M. Astiz, Esq.
DLA Piper LLP (US)
2000 University Ave
East Palo Alto, CA 94303

> **Re:** **TubeMogul, Inc.**
> **Amendment No. 1 to Schedule 14D-9 filed December 1, 2016**
> **File No. 005-88262**

Dear Ms. Astiz:

We have limited our review of the amended filing to those issues we have addressed in our comments.

<u>General</u>

1. We note your response to prior comment 1. Please provide us supplementally the full set of financial projections referenced in your response.

2. We note your response to prior comment 3. With a view toward disclosure, please clarify why you are unable to quantity for future periods your depreciation and amortization expenses and restructuring charges. In this regard, please tell us if future asset acquisitions or contemplated restructuring activities are assumed in achieving the projected operating results.

You may contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3792 with any questions.

Sincerely,

/s/ Jennifer López

Jennifer López
Attorney-Adviser
Office of Mergers and Acquisitions